UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Campbell Soup Company

(Name of Issuer)

Capital Stock, par value $.0375

(Title of Class of Securities)

134429109

(CUSIP Number)

Josh L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS William Toler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”), and amends the Schedule 13D filed on August 9, 2018, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 thereto filed on October 9, 2018, and Amendment No. 3 thereto filed on November 9, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), and William Toler (“Mr. Toler” and, together with the Third Point Reporting Persons, the “Reporting Persons”). As set forth below, as of the date of the Agreement (as defined below), the Third Point Reporting Persons and Mr. Toler shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Third Point Reporting Persons shall, hereinafter, continue to report on this Schedule 13D on their own (and Mr. Toler will no longer be filing as a Reporting Person under this Schedule 13D). In addition, upon the execution of the Termination Agreement (as defined below), the Third Point Reporting Persons and George Strawbridge, Jr. (“Mr. Strawbridge”) shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act.

This Amendment No. 4 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplementally amended as follows:

On November 26, 2018, the Issuer entered into a Support Agreement (the “Agreement”) with the Management Company, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Enhanced L.P., Third Point Advisors LLC and Third Point Advisors II LLC (together, “Third Point”) and, for certain sections referred to therein, The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991, pursuant to which, among other things, the Issuer has agreed that, effective at the close of business on November 29, 2018 (the date of the 2018 annual meeting of shareholders of the Issuer) and subject to the completion of a standard director and officer questionnaire and director background check, the size of the board of directors of the Issuer (the “Board”) will be expanded from 12 to 14 members and each of Sarah Hofstetter and Kurt Schmidt (collectively, the “Designees”) will be appointed to fill the vacancies created thereby and serve as directors of the Issuer. A joint press release issued by the Management Company and the Issuer regarding the Agreement is attached hereto as Exhibit 11 and incorporated by reference herein.

Pursuant to the Agreement, the Issuer also agreed to add an additional independent member of the Board by no later than the meeting of the Board to be held in May 2019 and that it shall consult with Third Point and solicit the views and opinions of Third Point with respect to such additional independent Board member. In connection with the foregoing, the Issuer also agreed that two individuals identified by Third Point to the Issuer prior to the execution of the Agreement will be included in the pool of individuals being considered for such Board seat. In addition, pursuant to the Agreement, prior to the expiration of the Standstill Period (as defined below), the Issuer agreed to consult in good faith with Third Point with respect to the selection of a permanent Chief Executive Officer of the Issuer, including by providing Third Point with an opportunity to present its views to the Board or the applicable committee thereof in respect of the Chief Executive Officer search process and the candidates being considered or the candidate selected in connection therewith.

Pursuant to the Agreement, Third Point agreed to terminate its proxy contest for election of directors in connection with the Issuer’s 2018 annual meeting of shareholders, to withdraw its stockholder list demand and books and records demand, and to cause a voluntary stipulation of dismissal to be filed no later than November 27, 2018 in respect of litigation that was commenced in connection with the proxy contest. Pursuant to the Agreement, during the Standstill Period (as defined below), Third Point agreed to adhere to certain standstill obligations, including the obligation to not solicit proxies or consents, and not to acquire more than 9% of the Capital Stock, subject to certain exceptions. Under the Agreement, “Standstill Period” means the earliest to occur of (i) 12:01 a.m. on November 26, 2019, (ii) the Issuer’s failure to take such action to appoint each of the Designees (or a replacement) to serve as a director of the Issuer effective at the close of business on November 29, 2018, (iii) the delivery of a Slate Notice (as defined in the

Agreement) that does not state that each of the Designees will be included on the Issuer’s slate of nominees for the 2019 annual meeting of shareholders of the Issuer and that all members of the Board have confirmed to the Issuer their agreement to vote in favor of the Issuer’s proposed slate of directors at the 2019 annual meeting of shareholders of the Issuer, (iv) the Issuer’s failure to deliver the Slate Notice (as defined in the Agreement) on or prior to the date that is 30 days prior to the advance notice deadline for making director nominations under the Issuer’s bylaws at the 2019 annual meeting of shareholders of the Issuer, and (v) the Issuer’s failure to include each of the Designees on the Issuer’s slate of nominees for the 2019 annual meeting of shareholders of the Issuer.

Until the end of the Standstill Period, pursuant to the Agreement, Third Point agreed to vote all of its shares of Capital Stock for all directors nominated by the Board for election and in accordance with the recommendation of the Board on any precatory or non-binding proposals and any non-transaction-related proposals that come before any shareholders meeting.

In connection with the execution of the Agreement, the Management Company and Mr. Strawbridge entered into an agreement pursuant to which they agreed to terminate the Letter Agreement (as defined in the Original Schedule 13D and attached as Exhibit 1 thereto) regarding certain matters pertaining to the 2018 annual shareholders meeting of the Issuer (the “Termination Agreement”).

In conjunction with the Agreement, the Issuer and Third Point have also entered into a Confidentiality Agreement in respect of the Chief Executive Officer search process undertaken by the Issuer substantially in the form set forth as Exhibit B to the Agreement.

The foregoing description of the Agreement and the Termination Agreement is qualified in its entirety by reference to the full text of the Agreement and the Termination Agreement, copies of which are attached hereto as Exhibit 9 and Exhibit 10, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a) As of the date hereof, (i) the Third Point Reporting Persons beneficially own 21,000,000 Third Point Shares, and (ii) Mr. Toler beneficially owns an aggregate of 3,000 shares of Capital Stock (the “Toler Shares”). The Third Point Shares represent 6.98% of the Issuer’s Capital Stock outstanding and the Toler Shares represent less than 0.01% of the Issuer’s Capital Stock outstanding. Percentages of the Capital Stock outstanding reported in this Schedule 13D are calculated based upon the 300,656,129 shares of Capital Stock outstanding as of September 17, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended July 29, 2018, filed by the Issuer with the Securities and Exchange Commission on September 27, 2018. Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds. Mr. Toler has sole voting and dispositive power over the Toler Shares. By reason of the agreement between the Management Company and Mr. Toler with respect to Mr. Toler serving as a Third Point Nominee, the Third Point Reporting Persons and Mr. Toler may be deemed, in the past, to have formed a group within the meaning of Rule 13d-5(b) of the Exchange Act. However, as of the date of the Agreement, the Third Point Reporting Persons and Mr. Toler shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act and the Third Point Reporting Persons shall, hereinafter, continue to report on this Schedule 13D on their own (and Mr. Toler will no longer be filing as Reporting Persons under this Schedule 13D).

As a result of entering into the Letter Agreement (as defined in the Original Schedule 13D and attached as Exhibit 1 thereto), the Third Point Reporting Persons and Mr. Strawbridge may be deemed, in the past, to have formed a “group” pursuant to Rule 13d-5(b) of the Exchange Act. However, as of the date of the Agreement and pursuant to the Termination Agreement, the Third Point Reporting Persons and Mr. Strawbridge shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act.

(c) Since the date of Amendment No. 3, neither the Third Point Reporting Persons nor Mr. Toler has effected any transactions in the securities of the Issuer.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Third Point Shares. No person other than Mr. Toler is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Toler Shares.

(e) As described above, as of the date of the Agreement, the Third Point Reporting Persons and Mr. Toler shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act and the Third Point Reporting Persons shall, hereinafter, continue to report on this Schedule 13D on their own (and Mr. Toler will no longer be filing as Reporting Persons under this Schedule 13D as he may no longer be deemed the beneficial owner of more than 5% of the Capital Stock).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 4.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

9	Support Agreement dated as of November 26, 2018, among Campbell Soup Company, Third Point LLC, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Enhanced L.P., Third Point Advisors LLC, Third Point Advisors II LLC and, solely for purposes of the sections referred to therein, The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991.

10	Letter Agreement dated November 26, 2018, between Third Point LLC and George Strawbridge, Jr.

11	Joint Press Release issued by Campbell Soup Company and Third Point LLC on November 26, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: November 26, 2018

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

DANIEL S. LOEB

Date: November 26, 2018

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

WILLIAM TOLER

Date: November 26, 2018

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge, Jr.*

2	Joint Filing Agreement, dated as of August 9, 2018.*

3	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Josh L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.*

4	Letter to Mr. Les Vinney, Chairman of the Board of Directors of the Issuer, dated September 7, 2018.*

5	Nominee Agreement between (i) Third Point LLC and Lawrence Karlson, (ii) Third Point LLC and Michael Silverstein and (iii) Third Point LLC and William Toler, each dated September 6, 2018.*

6	Joint Filing Agreement, dated as of September 7, 2018.*

7	Powers of Attorney granted by each of Lawrence Karlson, Michael Silverstein and William Toler in favor of William Song, and Josh L. Targoff, dated September 7, 2018.*

8	Joint Filing Agreement, dated as of November 8, 2018. *

9	Support Agreement dated as of November 26, 2018, among Campbell Soup Company, Third Point LLC, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Enhanced L.P., Third Point Advisors LLC, Third Point Advisors II LLC and, solely for purposes of the sections referred to therein, The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991.

10	Letter Agreement dated November 26, 2018, between Third Point LLC and George Strawbridge, Jr.

11	Joint Press Release issued by Campbell Soup Company and Third Point LLC on November 26, 2018.

*	Previously filed